FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release dated December 29, 2005, entitled, “Repsol YPF Appoints Philippe Reichstul and Paulina Beato as Independent Board Members.”

2.	Official notice dated December 29, 2005 regarding the payment of a pretax interin dividend.

3.	Official notice dated December 29, 2005 regarding a change in the Board of Directors of Repsol YPF and its Committees with the additions of Ms. Paulina Beato Blanco and Mr. Henri Philippe Reichstul.

Press Release

Item 1

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tels. (34) 913 488 100 913 488 000 Fax (34) 913 142 821 913 489 494 www.repsolypf.com

Madrid, 29 December 2005

Number of pages: 3

Selected by Spencer Stuart, international consultants in

Corporate Governance

REPSOL YPF APPOINTS PHILIPPE REICHSTUL AND

PAULINA BEATO AS INDEPENDENT BOARD MEMBERS

•	Philippe Reichstul has been President of the Brazilian oil company Petrobras and is a great expert in energy.

•	Paulina Beato has extensive experience in the energy sector and international institutions related to Latin America.

•	Approves an interim dividend of EUR0.30 per share (20% up on previous year).

The Repsol YPF Board of Directors, in accordance with a proposal by the Nomination and Compensation Committee, has today approved the appointment as independent directors, of energy experts Philippe Reichstul and Paulina Beato, who take up the vacancies left several months ago by the exit of the two BBVA dominical directors, in fulfilment of the resolution dictated by the National Energy Commission (CNE in original Spanish initials) with respect to shareholder representation in companies pertaining to the same sector.

These appointments, pending ratification by the company’s Annual General Shareholders’ Meeting, were proposed by the international consultants Spencer Stuart, who, on request by the Repsol YPF Board of Directors, undertook a search and selection process among national and international experts in energy and important Latin American institutions.

The criteria for this search were to find candidates specifically trained in matters suited to the position, such as experience in international economy, especially in Latin America; engineering/environment; consumption and energy. Other factors were also taken into consideration, such as the desirable presence of figures of international renown in the sector on the Repsol YPF Board of Directors.

Press Release

Majority of independent directors

Prior to the selection process, Spencer Stuart made a comparative study between the Repsol YPF Board of Directors and those of other major international oil and energy companies, and also those with high ranking in Corporate Governance.

The Repsol YPF Board of Directors, from now onwards, will be comprised of 14 members: two of them executive, three dominical (representing La Caixa and PEMEX), and a majority of nine independent directors.

Henri Philippe Reichstul

Brazilian, Graduate in Economics at the University of Sao Paolo and postgraduate at the Hertford College, Oxford, this new Repsol YPF independent director has been President of the Brazilian oil company Petrobras, is a great international expert in energy and has occupied several positions of relevance in his own country and abroad.

Part of his career has been spent as a civil servant for the Brazilian government, starting in the Financial Secretariat of the State of Sao Paolo, to later become Secretary of the Budget Office for State Companies. From 1985 to 1988 he held the position of Vice Minister of Planning in Brazil.

Having served as Executive Vice President of the Inter-American Express Bank between 1988 and 1999, Mr. Reichstul’s career became strongly linked to the oil sector when in 1999 he became Chairman of Petrobras, a position in which he continued until 2001. During this period, the Brazilian state-owned oil company underwent a process of deep transformation and modernization.

Paulina Beato Blanco

Graduate in Economics at the Universidad Complutense of Madrid, Master of Arts and PhD in Economics at the University of Minessota, this new Repsol YPF independent director holds the title of Trade Expert (Técnico Comercial) and Public Prosecutor, and is Professor of Economic Theory.

In her professional career, she has held several positions related to the energy sector. While working at the INI (National Institute of Industry), she formed part of a Committee which, between 1983 and 1984, designed the National Energy Plan. In 1984 she was appointed Executive President of the Spanish Power Grid, retaining this position until 1988; and was member of the CAMPSA Board of Directors from 1983 to 1987.

Press Release

In the ambit of international finance, this new member of the Repsol YPF Board served in the Banking Supervision Division of the IMF, in Washington, from 1994 to 1995, and has held positions of responsibility in the administrative bodies of important financial institutions.

Paulina Beato has also worked in international organisations related to Latin America, a region in which Repsol YPF carried out 50 percent of its activities. From 1995 to 2005, she has formed part of the Department for Sustainable Development at the Banco Interamericano de Desarrollo (Inter-American Development Bank) in Washington, and is currently a consultant in the Economic Area of the Secretaría General Iberoamericana (SGI).

Interim Dividend

Additionally, the Board of Directors approved payment of a EUR0.30 per share interim dividend against the 2005 financial year.

This dividend is 20% higher year-on-year, and will become effective to shareholders on 12 January 2006 next.

Official Notice

Item 2

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Repsol YPF’s Board of Directors approved today the payment of a pretax interim dividend against the year 2005 of Euro 0.30 per share. This is 20% higher than the interim dividend distributed for 2004.

The interim dividend will be transferred to the Depositary, Bank of New York, on January 12th 2006. Owners of records of ADS´s at the closing of business of January 11th 2006 will be entitled to receive such dividend when payable by the Bank of New York which is expected to be on January 23rd 2006.

Madrid, December 29th 2005

Official Notice

Item 3

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Further to the information sent today, we wish to inform that Repsol YPF’s Board of Directors has unanimously agreed the appointment of Ms. Paulina Beato Blanco and Mr. Henri Philippe Reichstul as “Independent Outside Directors” of the Company. The Board has also unanimously agreed to appoint Mrs. Beato as member of the Audit and Control Committee and Mr. Reichstul as member of the Delegate Committee.

Consequently, the Board of Directors of Repsol YPF and its Committees are composed as follows:

Board of Directors:

Chairman:	Mr. Antonio Brufau Niubó

Vice-Chairman:	Mr. Ricardo Fornesa Ribó

Directors:	Mr. Enrique Aldama y Miñón
Mr. Gonzalo Anes Álvarez-Castrillón
Mr. Ignacio Bayón Mariné
Mrs. Paulina Beato Blanco
Mr. Antonio Hernández-Gil Álvarez-Cienfuegos
Mr. Jorge Mercader Miró
Mr. Juan Molins Amat
Mr. Carmelo de las Morenas López
Mr. Marcelino Oreja Aguirre
PEMEX Internacional España, S.A.
Mr. Henri Philippe Reichstul
Mr. Luis Suárez de Lezo Mantilla (*)

(*)	Director Secretary of the Board of Directors

Delegate Committee:

Mr. Antonio Brufau Niubó (Chairman)

Mr. Ricardo Fornesa Ribó

Mr. Enrique Aldama y Miñón

Mr. Antonio Hernández-Gil Álvarez-Cienfuegos

Mr. Juan Molins Amat

PEMEX Internacional España, S.A.

Mr. Henri Philippe Reichstul

Mr. Luis Suárez de Lezo Mantilla

Official Notice

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Audit and Control Committee:

Mr. Ignacio Bayón Mariné (Chairman)

Mrs. Paulina Beato Blanco

Mr. Carmelo de las Morenas López

Mr. Marcelino Oreja Aguirre

Nomination and Compensation Committee:

Mr. Gonzalo Anes Álvarez-Castrillón (Chairman)

Mr. Antonio Hernández-Gil Álvarez-Cienfuegos

Mr. Jorge Mercader Miró

Strategy, Investment and Competition Committee:

Mr. Enrique Aldama y Miñón (Chairman)

Mr. Juan Molins Amat

PEMEX Internacional España, S.A.

Madrid, December 29th 2005

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 30, 2005	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer